As filed with the Securities and Exchange
Commission on October 13, 2017

Registration No. 033-81216
Registration No. 811-02513

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

Post-Effective Amendment No. 59 To
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account C of

Voya Retirement Insurance and Annuity Company

One Orange Way, Windsor, Connecticut 06095-4774

Depositor's Telephone Number, including Area Code: (860) 580-2824

J. Neil McMurdie, Senior Counsel
Voya Legal Services
One Orange Way, C2N, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:
As soon as practical after the effective date of the Registration Statement

It is proposed that this filing will become effective:

| | 60 days after filing pursuant to paragraph (a)(1) of Rule 485 |
| X | immediately upon filing, pursuant to paragraph (b) of Rule 485 |

If appropriate, check the following box:

| | this post-effective amendment designates a new effective date for a previously filed post-effective amendment. |

Title of Securities Being Registered: Group Deferred Variable and Fixed Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PARTS A AND B

The Prospectus and the Statement of Additional Information each dated May 1, 2017 are incorporated into Parts A and B, respectively, of this Post-Effective Amendment No. 59 by reference to Registrant's filing under Rule 485(b) as filed on April 21, 2017 and September 1, 2017.

A supplement dated October 13, 2017 to the Prospectus and Statement of Additional Information is included in Parts A and B of this Post-Effective Amendment No. 59.

Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

STATE UNIVERSITY OF NEW YORK
DEFINED CONTRIBUTION RETIREMENT PLANS

**Supplement Dated October 13, 2017 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2017, as amended**

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

_____

> *The following information only affects you if you currently invest in or plan to invest in the Guaranteed Accumulation Account ("GAA") through the SUNY Optional Retirement Plan ("SUNY ORP") contracts.*

Effective December 1, 2017, the Guaranteed Accumulation Account ("GAA") will close to new allocations and renewal of existing allocations through the SUNY ORP contracts. Unless you give us new allocation instructions, amounts directed to the GAA on and after December 1, 2017, will automatically be allocated among the other available investment options according to your most recent allocation instructions we have on file. If your most recent allocation instructions do not include any other available investment options, you must provide us with new allocation instructions.

Amounts currently held in the GAA on and after December 1, 2017, may remain invested in the GAA until the end of the guaranteed term, but transfers and withdrawals prior to the end of the guaranteed term will be subject to a market value adjustment ("MVA"). **See Appendix I to the prospectus for more information about the GAA.** At the end of a guaranteed term, unless you give us new allocation instructions amounts held in GAA will automatically be allocated among the other available investment options according to your most recent allocation instructions we have on file. If your most recent allocation instructions do not include any other available investment options, you must provide us with new allocation instructions.

> *The following information only affects you if you currently invest in or plan to invest in the Fixed Plus Account through the SUNY Optional Retirement Plan ("SUNY ORP") contracts.*

Effective December 1, 2017, the Fixed Plus Account will close to new contributions, allocations and transfers through the SUNY ORP contracts. Amounts already invested in the Fixed Plus Account before December 1, 2017, will remain invested in that investment option until such time as they are transferred to another investment option or withdrawn or surrendered. Unless you give us new allocation instructions, new contributions, allocations and transfers directed to the Fixed Plus Account on and after December 1, 2017, will automatically be allocated to the Fixed Plus Account II A, which is a new investment option that will be available through the SUNY ORP contracts effective December 1, 2017. **See the new APPENDIX IV FIXED PLUS ACCOUNT II A below for more information about this new investment option available through the SUNY ORP contracts.**

Also, the following new Appendix regarding the Fixed Plus Account II A is hereby added to your Contract Prospectus and Contract Prospectus Summary:

APPENDIX IV
FIXED PLUS ACCOUNT II A
(Available through the SUNY ORP Contracts)

Beginning on December 1, 2017, the Fixed Plus Account II A is added as an investment option available through the SUNY ORP contracts, and the Fixed Plus Account (hereinafter referred to as the "closed fixed account"), is closed to new contributions, allocations and transfers. All contributions, allocations and transfers directed to the closed fixed account will automatically be contributed, allocated or transferred to the Fixed Plus Account II A.

Amounts allocated to the Fixed Plus Account II A are held in the Company's general account which supports our insurance and annuity obligations.

> Additional information about this option may be found in an endorsement to the contract.

General Disclosure. Interests in the Fixed Plus Account II A have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II A may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II A has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investments in or transfers to the Fixed Plus Account II A. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II A transfer or withdrawal in the prior 12-month period. Under certain emergency conditions and subject to conditions under state and/or federal law, if applicable, we may defer payment of a withdrawal from the Fixed Plus Account II A for a period of up to six months.

Interest Rates. The Fixed Plus Account II A guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum interest rate specified in the contract. The interest rate to be credited to the amounts allocated to the Fixed Plus Account II A may be changed at any time, except that any interest rate to be credited following a rate change initiated solely by the Company will be guaranteed to remain in effect until the last day of the three month period measured from the first day of the month such change was made. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II A will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II A will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit, if applicable, has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II A value as a partial withdrawal in each rolling 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option. We reserve the right to impose new or different restrictions and limits applicable to partial withdrawals.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (contracts with the Fixed Plus Account II A II option require that the income phase payment option be a lifetime annuity option or a nonlifetime option on a fixed basis). We also waive the 20% limit for withdrawals due to your death.

For certain plans and subject to certain conditions we may allow other waivers of the 20% limit on partial withdrawals including, but not limited to, partial withdrawals:
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.
- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  ▷ Financial hardship;
  ▷ In-service distribution permitted by the plan;
  ▷ Disability certified by your employer, if applicable, and paid directly to you;
- Due to a loan taken in accordance with the terms of the plan; and
- When the amount in the Fixed Plus Account II A is less than or equal to $5,000.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the 20% limit or any other restriction or limit on partial withdrawals in certain circumstances on a basis that is not unfairly discriminatory.

Unless we agree otherwise, any request for a partial withdrawal that will be taken from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted, then from the Fixed Plus Account II A.

Requests for Full Withdrawals. If the contract holder or you, as applicable, as allowed by the plan and permitted under the contract, request a full withdrawal of your account value or, the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II A with interest, in five annual payments equal to:
- One-fifth of the individual Fixed Plus Account II A value, or the value of all individual accounts, as applicable, in the Fixed Plus Account II A on the day the request is received, reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months;
- One-third of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you, made during the prior 12 months;
- One-half of the remaining Fixed Plus Account II A value 12 months later reduced by any Fixed Plus Account II A withdrawals, transfers, amounts used to purchase annuity payments, or loans either by the contract holder or you made during the prior 12 months; and
- The balance of the Fixed Plus Account II A value 12 months later.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II A at any time.

Waiver of Full Withdrawal Provisions. For certain plans and subject to certain conditions we may waive the Fixed Plus Account II A five-installment payout for full withdrawals made due to one or more of the following:

- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II A value is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months;
- Due to your separation from service (provided, however, that severance of employment must qualify as separation from service under Tax Code) and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount withdrawn is paid directly to you or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

- As defined in the Tax Code and subject to certain conditions and limits, due to your:
  - ▷ Financial hardship;
  - ▷ In-service distribution permitted by the plan; or
  - ▷ Disability certified by your employer, if applicable, and paid directly to you; and
- Due to a loan taken in accordance with the terms of the plan.

You can determine what additional waivers, if any, and the required conditions, limits and restrictions that may apply to each waiver by referring to the contract, which includes the Fixed Plus Account II A endorsement. Additionally, we may allow other waivers of the five installment payout or any other restriction or limit on full withdrawals in certain circumstances.

Unless we agree otherwise, any request for a full withdrawal from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted then from the Fixed Plus Account II A.

Charges. We do not make deductions from amounts in the Fixed Plus Account II A to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers from the Fixed Plus Account II A. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II A in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** We will reduce amounts allowed for transfer by any Fixed Plus Account II A withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II A is $5,000.

If you transfer 20% of your account value held in the Fixed Plus Account II A in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided that no additional amounts are allocated to the Fixed Plus Account II A during the five year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II A value under any systematic distribution option.

Unless we agree otherwise, any request for a transfer from general account assets will be deducted first from amounts allocated to the closed fixed account, if applicable, until depleted then from the Fixed Plus Account II A.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II A. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II A values are used for a loan.

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See **"FEES"** and **"Interest Rates" above.**

Reinstatement. To the extent permitted under the contract, amounts that would have been reinstated to the closed fixed account, as applicable, may instead be reinstated to the Fixed Plus Account II A.

IMPORTANT INFORMATION REGARDING THE EARLY WITHDRAWAL CHARGE

The last paragraph of the **Purpose** portion under the **Early Withdrawal Charge** subsection of the **FEES** heading in your Contract Prospectus and Contract Prospectus Summary is deleted in its entirety and replaced with the following:

The early withdrawal charge applies only to:
- Amounts withdrawn from the Fixed Account; and
- Amounts withdrawn from a subaccount or the Guaranteed Accumulation Account if they were attributable to amounts held in the Fixed Account (and any earnings on such amounts). Amounts will be withdrawn proportionately from amounts that are subject to an early withdrawal charge and amounts that are not subject to an early withdrawal charge.

Also, the last bulleted item in the **Waivers** paragraph under the **Early Withdrawal Charge Schedules** subsection of the **FEES** heading in your Contract Prospectus and Contract Prospectus Summary is deleted in its entirety and replaced with the following:

- Transferred or exchanged to a Company Code Section 403(b)(7) custodial account, subject to Tax Code Section 403(b)(7)(A)(ii) and subject to various conditions established by the Company.

VARIABLE ANNUITY ACCOUNT C
PART C - OTHER INFORMATION

<u>Item 24.   Financial Statements and Exhibits</u>
  (a)   Financial Statements:
      (1)   Incorporated by reference in Part A:
             Condensed Financial Information
      (2)   Incorporated by reference in Part B:
             Financial Statements of Variable Annuity Account C:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2016
- Statements of Operations for the year ended December 31, 2016
- Statements of Changes in Net Assets for the years ended December 31, 2016 and 2015
- Notes to Financial Statements

Consolidated Financial Statements of Voya Retirement Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2016 and 2015
- Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2016, 2015 and 2014
- Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014
- Notes to Consolidated Financial Statements

  (b) Exhibits
      (1)   Resolution establishing Variable Annuity Account C • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
      (2)   Not Applicable
      (3.1)   Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.
      (3.2)   Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.

(3.3)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

(3.4)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(3.5)   Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between Directed Services LLC and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.

(3.6)   Amendment No. 3 to the Intercompany Agreement dated December 1, 2013 (effective December 23, 2013) between Directed Services LLC (DSL) and ING Life Insurance and Annuity Company (ILIAC) • Incorporated by reference to Post-Effective Amendment No. 10 to Registration Statement on Form N-4 (File No. 333-167182), as filed on April 21, 2015.

(3.7)   Amendment No. 4 to the Intercompany Agreement effective May 1, 2015 between Directed Services LLC (DSL) and Voya Retirement Insurance and Annuity Company (VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.

(3.8)   Amendment No. 5 to the Intercompany Agreement effective March 1, 2016 to the Intercompany Agreement dated December 22, 2010 between Directed Services LLC (DSL) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.

(3.9)   Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.

(3.10)   Amendment No. 1 made and entered into as of December 1, 2013 to the Intercompany Agreement dated as of December 22, 2010 by and among ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(3.11)	Amendment No. 2, effective as of September 30, 2014, to the Intercompany Agreement dated as of December 22, 2010 by and between ING Investment Management LLC (now known as Voya Investment Management LLC) and ING Life Insurance and Annuity Company (now known as Voya Retirement Insurance and Annuity Company) • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 16, 2014.
(3.12)	Amendment No. 4, effective March 1, 2016, to the Intercompany Agreement dated as of December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC (IIM) (now known as Voya Investment Management LLC or VIM) and ING Life Insurance and Annuity Company (ILIAC) (now known as Voya Retirement Insurance and Annuity Company or VRIAC) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-167182), as filed on June 24, 2016.
(3.13)	Amendment No. 5, effective as of May 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.
(3.14)	Amendment No. 6, effective as of July 1, 2017, to the Intercompany Agreement between Voya Investment Management LLC and Voya Retirement Insurance and Annuity Company on September 28, 2017 • Incorporated by reference herein to the Initial Registration Statement on Form N-4 (File No. 333-220690), as filed on September 28, 2017.
(4.1)	Variable Annuity Contract G-TDA-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1996.
(4.2)	Variable Annuity Contract G-TDA-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1996.
(4.2)	Variable Annuity Contract G-401-IB(X/M) • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 17, 1996.
(4.3)	Variable Annuity Contract G-CDA-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 17, 1996.
(4.4)	Variable Annuity Certification GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1998.

(4.5)   Variable Annuity Certificate GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1998.

(4.6)   Variable Annuity Contract Certificate GC401-IB(X/M) to Contract G-401-IB(X/M) • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2003.

(4.7)   Variable Annuity Contract Certificate GC403-IB(XC/SM) to Contract G-CDA-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2003.

(4.8)   Endorsement EGET-IC(R)NY to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 12, 1996.

(4.9)   Endorsement ENYSUTMF97 to Contract G-TDA-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 14, 1997.

(4.10)   Endorsement ENYSUTMF97(S) to Contract G-TDA-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 14, 1997.

(4.11)   Endorsement ESUNYSDO97 to Contracts G-CDA-IB(XC/SM) and G-401-IB(X/M) and Contract Certificates GC401-IB(X/M) and GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 7 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 12, 1997.

(4.12)   Endorsement EGAA(5/98) NY to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 17, 1998.

(4.13)   Endorsement EG403-GIE-98-XC to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 333-01107), as filed on September 10, 1998.

(4.14)   Endorsement EG403-GI-98 to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 033-75962), as filed on September 15, 1998.

(4.15)   Endorsement EGET-99 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 1999.

(4.16)   Endorsement ENYS-XC/M-00 to Contract G-TDA-HH(XC/M) and Certificate G-TDA-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form S-1 (File No. 033-75962), as filed on April 13, 2000.

(4.17)   Endorsement ENYS-XC/S-00 to Contract G-TDA-HH(XC/S) and Certificate G-TDA-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form S-1 (File No. 033-75962), as filed on April 13, 2000.

(4.18)   Endorsement EGSF-IB(XC/M) to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 6, 2000.

(4.19)   Endorsement EGAA-ID(XC) to Contract G-TDA-HH(XC/S) and Certificate GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 25 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 6, 2000.

(4.20)   Endorsement EDSC-94(XC/M) to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 13, 2000.

(4.21)   Endorsement ESU401-01 to Contract G-401-IB(X/M) and Certificate GC401-IB(X/M) • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 033-81216), as filed on December 11, 2001.

(4.22)   Endorsement ESU403-01 to Contract G-CDA-IB(XC/SM) and Certificate GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-4 (File No. 033-81216), as filed on December 11, 2001.

(4.23)   Endorsement ENYS-AR-01 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(4.24)   Endorsement EEGTRRA-HEG(01) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(4.25)   Endorsements ENMCHG(05/02) and ENMCHG1(05/02) for name change • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(4.26)   Endorsement ESUNY-02 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Contract Certificates GC401-IB(X/M) and GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2002.

(4.27)   Endorsement ENMCHG (05/02) and ENMCHGI (05/02) for name change • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(4.28)   Endorsement ESUNY-02-1 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Certificates GC401-IB(X/M) and GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 033-81216), as filed on December 8, 2003.

(4.29)   Endorsement E-LOANSBA(1/02) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 17, 2004.

(4.30)   Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement on Form N-4 (File No. 033-75962), as filed on December 17, 2004.

(4.31)   Endorsement ESUNY-LOAN (9/04) to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Certificates GC401-IB(X/M) and GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 29 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 10, 2005.

(4.32)   Roth 403(b) Endorsement E-ROTH403B-M-05 to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 11, 2006.

(4.33)   Roth 403(b) Endorsement E-ROTH403B-S-05 to Contract G-TDA-HH(XC/S) and Certificate GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 11, 2006.

(4.34)   Endorsement E-NYSUTDB-06 • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-75962), as filed on September 27, 2006.

(4.35)	Endorsement E-LNDFLT (1/04) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2007.
(4.36)	Endorsement ENYSTINTM (9/04) to Contract G-TDA-HH(XC/M) and Contract Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2007.
(4.37)	Endorsement ENYSTINTS (9/04) to Contract G-TDA-HH(XC/S) and Contract Certificate GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2007.
(4.38)	Endorsement ENYSUTBEN 97 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificate GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2007.
(4.39)	Rider Schedule to Minimum Guaranteed Withdrawal Benefit (E-MGWB-07 SCH) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(4.40)	Minimum Guaranteed Withdrawal Benefit Rider with Reset Option (MGWB)-(E-MGWB-07) to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.
(4.41)	Endorsement ESUNY-HDSP-04 to Contract G-403-IB(X/M) and Certificate GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2007.
(4.42)	Endorsement E-403bR-09 to Contract Certificate GC403-IB(XC/SM) and Contract G-CDA-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2009.
(4.43)	Endorsement E-403bTERM-08 to Contract Certificate GC403-IB(XC/SM) and Contract G-CDA-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2009.

(4.44)   Endorsement E-403bR-09 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 9, 2009.

(4.45)   Endorsement E-403bTERM-08 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 9, 2009.

(4.46)   Endorsement NYOPSC-09 Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 5, 2011.

(4.47)   Endorsement E-DOMA-10 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Certificates GC401-IB(X/M), GC403-IB(XC/SM), GFE-PCCA-IC(NY) and GFE-PPCA-IC(NY) • Incorporated by reference to Post-Effective Amendment No. 45 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2012.

(4.48)   Endorsement E-SUNYDE-12 to Contract G-401-IB(X/M) and Certificate GC401-IB(X/M) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2013.

(4.49)   Endorsement E-USWD-13 to Contracts G-TDA-HH(XC/M) and G-TDA-HH(XC/S) and Contract Certificates GTCC-HH(XC/M) and GTCC-HH(XC/S) • Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2014.

(4.50)   Endorsement E-OPDE-14 to Contract G-TDA-HH (XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.51)   Endorsement EVNMCHG (09/14) name change endorsement • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.52)   Endorsement E-RO457-11 to Contracts GLID-CDA-HO, GID-CDA-HO, GSD-CDA-HO, G-CDA-HD(X), G-CDA-HD(X/NS), GAGOV-98(NY) and GF-PVA-IC(NY) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.53) Endorsement E-NYSUTDB-06 (refiling under VRIAC) to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.54) Endorsement NYOPSC-09 (refiling under VRIAC) to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.55) Endorsement E-403bR-09 (refiling under VRIAC) to Contract G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.56) Endorsement E-403bTERM-08 (refiling under VRIAC) to Contracts G-TDA-HH(XC/M) and Certificate GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(4.57) Endorsement E-SUNYDE-12 to Contract G-401-IB(X/M) and Certificate GC401-IB(X/M) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(4.58) Endorsement E-403bR-09 to Contract G-CDA-IB(XC/SM) and Contract Certificate GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(4.59) Endorsement E-403bTERM-08 to Contract G-CDA-IB(XC/SM) and Contract Certificate GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(4.60) Endorsement EEGTRRA-HEG(01) to Contract G-CDA-IB(XC/SM) and Contract Certificate GC403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(4.61) Payment of Surrender Value Endorsement E-SUNYEASE-15 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Contract Certificates GC401-IB(X/M) and GC-403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 55 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 19, 2016.

(4.62) Sum Payable at Death Endorsement E-SUNYDB-15 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM) and Contract Certificates GC401-IB(X/M) and GC-403-IB(XC/SM) • Incorporated by reference to Post-Effective Amendment No. 55 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 19, 2016.

(4.63)   Endorsement E-OPEASE-15 to Contracts G-TDA-HH(XC/S) and G-TDA-HH(XC/M) and Certificates GTCC-HH(XC/S) and GTCC-HH(XC/M) • Incorporated by reference to Post-Effective Amendment No. 67 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 15, 2016.

(4.64)   Endorsement E-GMIRSUNY-17 to Contracts G-401-IB(X/M) and G-CDA-IB(XC/SM)

(5.1)   Variable Annuity Contract Application (300-GTD-NY(5/98)) • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 033-75962), as filed on September 15, 1998.

(5.2)   Opportunity Plus Application 300-TDA-HH 09 (XC) 09/01/2014 • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.

(5.3)   Variable Annuity Contract Application 155634 (10/11)(NY) • Incorporated by reference to Post-Effective Amendment No. 48 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2013.

(5.4)   Variable Annuity Contract Application 155634 (03/15)(NY) • Incorporated by reference to Post-Effective Amendment No. 52 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 13, 2015.

(6.1)   Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company Annual Report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(6.2)   Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to the ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(7)   Not Applicable

(8.1)   (Retail) Selling and Services Agreement and Fund Participation Agreement made and entered into June 27, 2008 by and among ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, American Beacon Advisors, Inc. and Foreside Fund Services, LLC • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.2)   (Retail) Assignment of Selling and Services Agreement and Fund Participation Agreement Letter dated June 24, 2008 agreed and consented to by ING Life Insurance and Annuity Company and ING Financial Advisors, LLC • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.3)	(Retail) First Amendment dated February 9, 2009 to the Selling and Services Agreement and Participation Agreement dated June 27, 2008 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLP, ING Financial Advisers, LLC and American Beacon Advisers, Inc. • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.4)	(Retail) Second Amendment dated July 14, 2009 to the Selling and Services Agreement and Participation Agreement dated June 27, 2008 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLP, ING Financial Advisers, LLC and American Beacon Advisers, Inc. and amended on February 9, 2009 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.5)	(Retail) Third Amendment dated January 25, 2010 to the Selling and Services Agreement and Participation Agreement dated June 27, 2008 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLP, ING Financial Advisers, LLC and American Beacon Advisers, Inc. and amended on February 9, 2009 and July 14, 2009 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.6)	(Retail) Fourth Amendment April 1, 2016 to the Selling and Service Agreement and Fund Participation Agreement dated June 27, 2008 by and among Voya Retirement Insurance and Annuity Company, Voya Institutional Plan Services, LLC, Voya Financial Partners, LLC, American Beacon Advisors, Inc. and Foreside Fund Services, LLC and amended on February 9, 2009, July 14, 2009 and January 25, 2010
(8.7)	(Retail) Fifth Amendment September 28, 2017 to the Selling and Service Agreement and Fund Participation Agreement dated June 27, 2008 by and among Voya Retirement Insurance and Annuity Company, Voya Institutional Plan Services, LLC, Voya Financial Partners, LLC, American Beacon Advisors, Inc. and Foreside Fund Services, LLC and amended on February 9, 2009, July 14, 2009, January 25, 2010 and April 1, 2016
(8.8)	(Retail) Assignment of Rule 22c-2 Agreement Letter dated June 24, 2008 agreed and consented to by ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.9)	Rule 22c-2 Agreement dated June 19, 2008 between American Beacon Advisors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.10)	(Retail) Fund Participation Agreement dated as of July 1, 2000 between Aetna Life Insurance and Annuity Company, American Century Services Corporation and American Century Investment Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 13, 2000.
(8.11)	(Retail) Amendment No. 1 effective November 7, 2003 to Fund Participation Agreement dated as of July 1, 2000 between ING Life Insurance and Annuity Company and American Century Investment Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 37 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 13, 2004, and by reference to Amendment No. 2 to Post-Effective Amendment No. 48 (File No. 033-75962), as filed on April 10, 2007, and by reference to Amendment No. 3 to Post-Effective Amendment No. 10 (File No. 333-105479), as filed on April 11, 2008, and by reference to Amendment No. 4 to Post-Effective Amendment No. 6 (File No. 333-167680), as filed on April 7, 2014.
(8.12)	(Retail) Fifth Amendment dated April 1, 2017 to the Fund Participation Agreement dated July 1, 2000 by and among Voya Retirement Insurance and Annuity Company, American Century Investment Services, Inc. and American Century Services, LLC as amended on November 7, 2003, October 1, 2004, April 1, 2007 and July 1, 2013
(8.13)	(Retail) Novation Agreement dated February 23, 2010 to Fund Participation Agreement dated as of July 1, 2000 between American Century Investment Services, Inc., American Century Services, LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 59 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 3, 2012.
(8.14)	(Retail) Selling and Services Agreement dated as of July 1, 2000 by and among Aetna Investment Services, Inc., Aetna Life Insurance and annuity Company, American Century Services Corporation and American Century Investment Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.15) (Retail) Amendment No. 1 effective November 7, 2003 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company) and American Century Investment Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.16) (Retail) Amendment No. 2 effective October 1, 2004 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), American Century Investment Services, Inc. and American Century Services, LLC (formerly known as American Century Services Corporation) as amended on November 7, 2003 • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.17) (Retail) Amendment No. 3 effective April 1, 2007 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), American Century Investment Services, Inc. and American Century Services, LLC (formerly known as American Century Services Corporation) as amended on October 1, 2004 and November 7, 2003 • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.18) (Retail) Fourth Amendment dated as of April 6, 2009 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), ING Institutional Plan Services, LLP, ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), American Century Investment Services, Inc. and American Century Services, LLC (formerly known as American Century Services Corporation) as amended on April 1, 2007, October 1, 2004 and November 7, 2003 • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.19) (Retail) Fifth Amendment dated as of July 1, 2013 to Selling and Services Agreement dated as of July 1, 2000 by and between ING Life Insurance and Annuity Company (formerly known as Aetna Life Insurance and Annuity Company), ING Institutional Plan Services, LLP, ING Financial Advisers, LLC (formerly known as Aetna Investment Services, Inc.), American Century Investment Services, Inc. and American Century Services, LLC (formerly known as American Century Services Corporation) as amended on November 7, 2003, October 1, 2004, April 1, 2007 and April 6, 2009 • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.20) (Retail) Novation Agreement dated February 23, 2010 to Selling and Services Agreement dated as of July 1, 2000 by and among American Century Investment Services, Inc., American Century Services, LLC, ING Financial Advisors, LLC, ING Life Insurance and Annuity Company and ING Institutional Plan Services LLP • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.21) Rule 22c-2 Agreement dated April 4, 2007 and is effective as of October 16, 2007 between American Century Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.22) (Retail) Participation Agreement dated as of January 1, 2003 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, American Funds Distributors, Inc. and American Funds Service Company • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.

(8.23)   (Retail) First Amendment is made and entered into as of January 3, 2006 to the Participation Agreement dated January 1, 2003 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, American Funds Distributors, Inc. and American Funds Service Company and amended on November 1, 2006, February 1, 2007, October 1, 2008, January 30, 2009, May 1, 2009, December 1, 2010 and February 1, 2011 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008, and by reference to Post-Effective Amendment No. 54 (File No. 333-01107), as filed on November 18, 2008, and by reference to Post-Effective Amendment No. 54 (File No. 033-75962), as filed on April 9, 2009, and by reference to Post-Effective Amendment No. 55 (File No. 033-75962), as filed on April 8, 2010, and by reference to Post-Effective Amendment No. 1 (File No. 333-167680), as filed on February 11, 2011, and by reference to Post-Effective Amendment No. 58 (File No. 033-75962), as filed on December 16, 2011.

(8.24)   (Retail) Selling Group Agreement among American Funds Distributors, Inc. and Aetna Investment Services, Inc. dated June 30, 2000 • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.

(8.25)   (Retail) Supplemental Selling Group Agreement by and among American Funds Distributors, Inc. and Aetna Investment Services, Inc. dated June 30, 2000 • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.

(8.26)   (Retail) Omnibus addendum (R shares) dated February 6, 2004 to the Selling Group Agreement dated June 30, 2000 and effective January 1, 2003 between American Funds Distributors, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 42 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 16, 2005.

(8.27)   Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.28)   (Retail) Selling and Services Agreement and Fund Participation Agreement dated March 19, 2010 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Aston Asset Management, LLC, Aston Funds and PFPC Distributors, Inc. • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.

(8.29)   Rule 22c-2 Agreement made and entered into as of March 19,2010 between Aston Fund, Aston Asset Management, LLC, PFPC Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 57 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 8, 2010.

(8.30)   Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.31)   Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.32)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.33)   (Retail) Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.

(8.34)	Schedule A-1 dated August 1, 2010 to Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.
(8.35)	Schedule A-1 dated September 30, 2009 to Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2013.
(8.36)	Schedule A-1 April 17, 2009 to Selling and Services Agreement and Fund Participation Agreement dated March 17, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, and Delaware Service Company, Inc. • Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2013.
(8.37)	Rule 22c-2 Agreement made and entered into as of March 17, 2009 between Delaware Service Company, Inc. and ING Life Insurance and Annuity Company and ING National Trust • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.
(8.38)	Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.
(8.39)	First Amendment as of June 26, 2009 to Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.40)   Letter Agreement dated May 16, 2007 and effective July 2, 2007 between ING Life Insurance and Annuity Company, Variable Insurance Products Fund, Variable Insurance Products Fund I, Variable Insurance Products Fund II, Variable Insurance Product Fund V and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.

(8.41)   Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.42)   Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.43)   First Amendment effective as of April 1, 2005 to Service Contract dated June 30, 2003 between Fidelity Distributors Corporation and ING Financial Advisers, Inc. and amended on April 1, 2006 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.

(8.44)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.45)   Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-85618), as filed on February 1, 2007.

(8.46)	Amendment effective June 5, 2007 to Amended and Restated Participation Agreement dated December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, LLC and amended on November 17, 2011 • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007, and by reference to Post-Effective Amendment No. 59 (File No. 033-75962), as filed on April 3, 2012.
(8.47)	Amendment No. 3 dated August 12, 2013 to Amended and Restated Participation Agreement dated December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Directed Services, LLC and ING Financial Advisers, LLC and amended on June 5, 2007 and November 17, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.48)	Amendment No. 4 dated August 1, 2014 to Amended and Restated Participation Agreement dated December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Insurance and Annuity company (formerly ING USA Annuity and Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Directed Services, LLC and Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC), and amended on June 5, 2007, November 17, 2011 and August 12, 2013 • Incorporated by reference to Post-Effective Amendment No. 64 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 10, 2015.
(8.49)	Amended and Restated Administrative Services Agreement dated October 3, 2005 between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.

(8.50)   Amendment No. 1 dated May 17, 2006 to Amended and Restated Administrative Services Agreement dated October 3, 2005 by and among Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York and amended on November 11, 2011 • Incorporated by reference to Post-Effective Amendment No. 59 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 3, 2012.

(8.51)   Amendment No. 3 dated July 31, 2013 to Amended and Restated Administrative Services Agreement dated October 3, 2005 by and among Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York and amended on May 17, 2006 and November 11, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.

(8.52)   Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) entered into as of April 16, 2007 among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.53)   (Retail) Amendment No. 1 dated January 1, 2003 to Participation Agreement dated as of October 1, 2000 by and among AIM Equity Funds, AIM Distributors, Inc. (renamed Invesco Distributors, Inc. January 1, 2012), and ING Life Insurance and Annuity Company (f/k/a Aetna Life Insurance and Annuity Company) and amended on March 31, 2011 and January 1, 2012 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 21, 2004, and by reference to Post-Effective Amendment No. 59 (file No. 033-75962), as filed on April 3, 3012.

(8.54)   (Retail) Fourth Amendment dated September 24, 2012 to Participation Agreement dated as of October1, 2000 and amended on January 1, 2003, March 31, 2011 and January 1, 2012 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Financial Advisers, Inc., Invesco Investment Services, Inc. and Invesco Distributors, Inc. • Incorporated by reference to Post-Effective Amendment No. 11 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 3, 2013.

(8.55)   Services Agreement and Fund Participation Agreement dated as of December 7, 2010 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC and JPMorgan Trust I, JPMorgan Trust II, J.P. Morgan Fleming Mutual Fund Group, Inc., J.P. Morgan Mutual Fund Group, J.P. Morgan Mutual Fund Investment Trust, Undiscovered Managers Funds, and JPMorgan Value Opportunities Fund Inc. and J.P. Morgan Investment Management Inc., Security Capital Research & Management Incorporated • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.

(8.56)   Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007, among JPMorgan Distribution Services, Inc. and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 46 to Registration Statement on Form N-4 (File No. 033-81216), as filed on August 15, 2012.

(8.57)   (Retail) Fund Participation Agreement dated as of October 23, 2000 between Aetna Life Insurance and Annuity Company, The Lazard Funds, Inc. and Lazard Freres & Co. LLC • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-134760), as filed on April 12, 2007.

(8.58)   (Retail) First Amendment dated as of June 1, 2016 to the Fund Participation Agreement dated as of October 23, 2000 by and between Voya Retirement Insurance and Annuity Company, Lazard Asset Management Securities LLC, Lazard Asset Management LLC and The Retirement Series, Inc. • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.59)   (Retail) Selling and Services Agreement entered into as of July 1, 1998 by and among Aetna Investment Services, Inc., Aetna Life Insurance and Annuity Company and Lazard Freres & Co. LLC • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.60)   (Retail) Amendment effective June 18, 2007 to the Selling and Services Agreement dated July 1, 1998 by and among ING Financial Advisers, LLC, ING Life Insurance and Annuity Company and Lazard Asset Management Securities LLC • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.61)   (Retail) Second Amendment effective March 31, 2008 to the Selling and Services Agreement dated July 1, 1998 by and among ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and Lazard Asset Management Securities LLC amended as of June 18, 2007 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.62)   (Retail) Third Amendment dated as of August 16, 2009 to the Selling and Services Agreement dated as of July 1, 1998 by and between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), ING Institutional Plan Services, LLP, ING Financial Advisers, LLC (formerly Aetna Investment Services, Inc.) and Lazard Asset Management Securities LLC as amended on June 18, 2007 and March 31, 2008 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.63)   (Retail) Fourth Amendment dated as of September 22, 2011 to the Selling and Services Agreement dated as of July 1, 1998 by and between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), ING Institutional Plan Services, LLP, ING Financial Advisers, LLC (formerly Aetna Investment Services, Inc.) and Lazard Asset Management Securities LLC as amended on June 18, 2007, March 31, 2008 and August 16, 2009 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.64)   (Retail) Fifth Amendment dated as of January 1, 2015 to the Selling and Services Agreement dated as of July 1, 1998 by and between Voya Retirement Insurance and Annuity Company, Voya Institutional Plan Services, LLC, Voya Financial Partners, LLC and one or more of The Lazard Funds, Inc., and Lazard Asset Management Securities LLC as amended on June 18, 2007, March 31, 2008, August 16, 2009 and September 22, 2011 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.65)   (Retail) Sixth Amendment dated as of May 20, 2015 to the Selling and Services Agreement dated as of July 1, 1998 by and between Voya Retirement Insurance and Annuity Company, Voya Institutional Plan Services, LLC, Voya Financial Partners, LLC and one or more of The Lazard Funds, Inc., and Lazard Asset Management Securities LLC as amended on June 18, 2007, March 31, 2008, August 16, 2009 and September 22, 2011 and March __, 2015 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.66) (Retail) Seventh Amendment dated as of April 1, 2016 to the Selling and Services Agreement dated as of July 1, 1998 by and between Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Institutional Plan Services, LLC (formerly ING Institutional Plan Services, LLC), Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC) and Lazard Asset Management Securities LLC and Lazard Asset Management LLC as amended on July 18, 2007, March 31, 2008, August 16, 2009, September 22, 2011, January 1, 2015 and May 20, 2015 • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 4, 2017.

(8.67) Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Lazard (and its affiliates), ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrator Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(8.68) (Retail) Selling and Services Agreement dated as of April 30, 2001 by and among Aetna Investment Services, LLC, Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and Loomis Sayles Distributors, L.P. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 11, 2008.

(8.69) (Retail) First Amendment dated March 13, 2009 to the Selling and Services Agreement dated April 30, 2001 between ING Financial Services, LLC (formerly Aetna Investment Services, LLC), ING Institutional Plan Services, LLP, ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and Natixis Distributors, L.P. (formerly IXIS Asset Management Distributor, L.P.) prior thereto CDC IXIS Asset Management Distributors, L.P. (Loomis Sayles) • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 9, 2009.

(8.70) (Retail) Letter Agreement dated January 16, 2002 to Selling and Services Agreement dated April 30, 2001 between Aetna Investment Services, LLC, Aetna Life Insurance and Annuity Company and Loomis Sayles Distributors, L.P. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 11, 2008.

(8.71) (Retail) Letter Agreement dated May 20, 2003 and effective on July 1, 2003 to Selling and Services Agreement dated April 30, 2001 between Aetna Investment Services, LLC, Aetna Life Insurance and Annuity Company and Loomis Sayles Distributors, L.P. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 11, 2008.

(8.72) Rule 22c-2 Agreement dated March 27, 2007 and is effective as of October 16, 2007 between IXIS Asset Management Distributors, L.P. (Loomis Sayles), ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-130822), as filed on April 11, 2008.

(8.73) Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.74) First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Fund Participation Agreement effective as of July 20, 2001 among ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.75) Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.76) First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Service Agreement effective as of July 20, 2001 between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and Lord Abbett Series Fund, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.77) Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.78)   (Retail) Fund Participation Agreement dated August 15, 2000 between Oppenheimer and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 23 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 13, 2000.

(8.79)   (Retail) First Amendment dated October 1, 2012 to the Participation Agreement dated as of August 15, 2000 between ING Life Insurance and Annuity Company, OppenheimerFunds Distributor, Inc. and OppenheimerFunds Services • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-134760), as filed on December 20, 2012.

(8.80)   (Retail) Second Amendment dated February 1, 2013 to the Participation Agreement dated August 15, 2000 between ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, OppenheimerFunds Distributor, Inc. and Shareholder Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 2014.

(8.81)   (Retail) Third Amendment dated November 4, 2013 to the Participation Agreement dated August 15, 2000 between ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, OppenheimerFunds Distributor, Inc. and Shareholder Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 2014.

(8.82)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Oppenheimer Funds Services, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.83)   Parnassus Selling and Services Agreement and Fund Participation Agreement dated 2008 by and between ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, and Parnassus Funds Distributor • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.

(8.84)   Rule 22c-2 Agreement made and entered as of this 1 day of September, 2008 between Parnassus Funds Distributors and ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Systematized Benefits Administrators Inc. • Incorporated by reference to Initial Registration Statement on Form N-4 (File No. 333-167680), as filed on June 22, 2010.

(8.85)	(Retail) Selling and Services Agreement and Fund Participation Agreement dated March 11, 2003 by and among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Financial Advisers, LLC and PIMCO Advisors Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 55 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 15, 2009.
(8.86)	(Retail) First Amendment entered into as of December 31, 2003 to Selling and Services Agreement and Fund Participation Agreement between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING Financial Advisers, LLC and PIMCO Advisors Distributors LLC (renamed Allianz Global Investors Distributors LLC) dated as of March 11, 2003 and amended on July 1, 2005, October 1, 2008, March 10, 2009 and January 26, 2011 • Incorporated by reference to Post-Effective Amendment No. 55 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 15, 2009, and by reference to Post-Effective Amendment No. 56 (File No. 333-01107), as filed on December 18, 2009.
(8.87)	(Retail) Sixth Amendment dated as of January 9, 2014 to the Selling and Services Agreement and Participation Agreement dated as of March 11, 2003 by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, ING USA Annuity and Life Insurance Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Allianz Global Investors Distributors LLC and Allianz Global Investors Fund Management LLC and amended on December 31, 2003, July 1, 2005, October 1, 2008, March 10, 2009 and January 26, 2011 • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 7, 2014.
(8.88)	Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.
(8.89)	(Retail) Fund Participation Agreement dated as of September 21, 2000 among Aetna Life Insurance and Annuity Company, Pioneering Services Corporation and Pioneer Funds Distributor, Inc. • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-105479), as filed on May 22, 2003.

(8.90) (Retail) Amendment No. 1 made and entered into as of August 5, 2003 to Fund Participation Agreement dated as of September 21, 2000 among Pioneering Services Corporation, Pioneer Funds Distributor, Inc. and Aetna Life Insurance and Annuity Company and amended on April 1, 2003, May 1, 2004, March 1, 2008 and September 17, 2010 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 21, 2004, and by reference to Post-Effective Amendment No. 8 (File No. 333-109860), as filed on April 18, 2006, and by reference to Post-Effective Amendment No. 12 (File No. 333-109860), as filed on April 15, 2009, and by reference to Post-Effective Amendment No. 17 (File No. 333-109860), as filed on December 3, 2010.

(8.91) (Retail) Sixth Amendment dated as of March 1, 2013 to the Fund Participation Agreement dated as of September 21, 2000 by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance and Annuity Company, ReliaStar Life Insurance Company of New York, Pioneer Investment Management Shareholder Services, Inc. and Pioneer Funds Distributor, Inc. as amended on April 1, 2003, August 5, 2003, May 1, 2004, March 1, 2008 and September 17, 2010 • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 333-109860), as filed on April 9, 2014.

(8.92) (Retail) Seventh Amendment dated as of April 1, 2017 to the Fund Participation Agreement dated as of September 21, 2000 by and between Voya Retirement Insurance and Annuity Company, ReliaStar Life Insurance and Annuity Company, ReliaStar Life Insurance Company of New York, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. and amended on April 1, 2003, August 5, 2003, May 1, 2004, March 1, 2008, September 17, 2010 and March 1, 2013

(8.93) (Retail) Trust Networking Agreement dated as of November 7, 2002 by and between Pioneer Investment Management Shareholder Services, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-109860), as filed on April 16, 2004.

(8.94) Rule 22c-2 Agreement dated March 1, 2007 and is effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.95)   (Retail) Selling and Services Agreement and Fund Participation Agreement dated as of September 15, 2008 by and between ING Life Insurance and Annuity Company, ING Financial Advisers, LLC, Victory Capital Advisers, Inc., Victory Capital Management and The Victory Portfolios and amended on March 18, 2009 • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-109860), as filed on December 18, 2009.

(8.96)   (Retail) First Amendment to the Selling and Services Agreement and Participation Agreement dated as of March 18, 2009 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLP, ING Financial Advisers, LLC, Victory Capital Advisers, Inc., The Victory Portfolios, Victory Capital Management and The Victory Institutional Funds • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-109860), as filed on April 10, 2015.

(8.97)   (Retail) Second Amendment to the Selling and Services Agreement and Participation Agreement dated as of April 1, 2014 by and between ING Life Insurance and Annuity Company, ING Institutional Plan Services, LLC, ING Financial Advisers, LLC, Victory Capital Advisers, Inc., Victory Capital Management, The Victory Portfolios and The Victory Institutional Funds • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-109860), as filed on April 10, 2015.

(8.98)   (Retail) Third Amendment to the Selling and Services Agreement and Fund Participation Agreement dated as of January 1, 2017 by and among Voya Retirement Insurance and Annuity Company (formerly ING Life Insurance and Annuity Company), Voya Institutional Plan Services, LLC (formerly ING Institutional Plan Services, LLP), Voya Financial Partners, LLC (formerly ING Financial Advisers, LLC), Victory Capital Advisers, Inc. and Victory Portfolios • Incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 14, 2017.

(8.99)   Restated Rule 22c-2 Agreement dated April 2, 2009 between Victory Capital Advisers, Inc., The Victory Institutional Funds, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 333-109860), as filed on December 18, 2009.

(8.100) Fund Participation, Administrative and Shareholder Service Agreement made and entered into as of July 25, 2016 by and between Voya Retirement Insurance and Annuity Company, Voya Financial Partners, LLC and Voya Investments Distributor, LLC• Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2017.

(8.101) Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.102) Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.103) First Amendment dated May 7, 2007 to Fund Participation Agreement effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, Wanger Advisors Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 53 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 18, 2008.

(8.104) Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.105) Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.

(8.106)	First Amendment to Rule 22c-2 Agreement dated March 21, 2011 by and between Columbia Management Investment Services Corp., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-167680), as filed on April 3, 2012.
(9)	Opinion and Consent of Counsel
(10)	Consent of Independent Registered Public Accounting Firm
(11)	Not applicable
(12)	Not applicable
(13)	Powers of Attorney

Item 25.   Directors and Officers of the Depositor*

Name	Principal Business Address	Positions and Offices with Depositor
Charles P. Nelson	One Orange Way Windsor, CT 06095-4774	Director and President
Alain M. Karaoglan	230 Park Avenue New York, NY 10169	Director
Rodney O. Martin, Jr.	230 Park Avenue New York, NY 10169	Director and Chairman
Chetlur S. Ragavan	230 Park Avenue New York, NY 10169	Director, Executive Vice President and Chief Risk Officer
Michael S. Smith	230 Park Avenue New York, NY 10169	Director and Executive Vice President, Finance
Carolyn M. Johnson	One Orange Way Windsor, CT 06095-4774	Director and Senior Vice President
Patricia J. Walsh	230 Park Avenue New York, NY 10169	Executive Vice President and Chief Legal Officer
Carlo Bertucci	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Tax Officer
C. Landon Cobb, Jr.	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer
Howard F. Greene	230 Park Avenue New York, NY 10169	Senior Vice President, Compensation
Heather H. Lavallee	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Patrick D. Lusk	1475 Dunwoody Drive West Chester, PA 19380	Senior Vice President and Appointed Actuary
Laz Montano	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Information Security Officer
Francis G. O'Neill	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Financial Officer

Name	Principal Business Address	Positions and Offices with Depositor
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Justin Smith	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Deputy General Counsel
Matthew Toms	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
Chad J. Tope	909 Locust Street Des Moines, IA 50309	Senior Vice President
Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary
Anne M. Iezzi	One Orange Way Windsor, CT 06095-4774	Vice President and Chief Compliance Officer
Brian J. Baranowski	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Debra M. Bell	8055 East Tuft Avenue Suite 710 Denver, CO 80237	Vice President and Assistant Treasurer
Kristi L. Cooper	909 Locust Street Des Moines, IA 50309	Vice President, Compliance
Chad M. Eslinger	20 Washington Avenue South Minneapolis, MN 55401	Vice President, Compliance
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Vice President, Compliance
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer

*   These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

Voya Financial, Inc.
HOLDING COMPANY SYSTEM

09-30-2017

Voya Financial, Inc. (*1)
Non-Insurer (Delaware) 52-1222820
NAIC 4832

Voya Services Company
Non-Insurer (Delaware) 52-1317217

Voya Payroll Management, Inc.
Non-Insurer (Delaware) 52-2197204

Voya Holdings Inc.
Non-Insurer (Connecticut) 02-0488491

IB Holdings LLC
Non-Insurer (Virginia) 41-1983894

The New Providence Insurance Company, Limited
Non-Insurer (Cayman Islands) 98-0161114

Voya Financial Advisors, Inc.
Non-Insurer (Minnesota) 41-0945505

Voya Investment Management LLC
Non-Insurer (Delaware) 58-2361003

Voya Investment Management Co. LLC
Non-Insurer (Delaware) 06-0888148

Voya Investment Management (Bermuda) Holdings Limited
Non-Insurer (Bermuda)

Voya Investment Trust Co.
Non-Insurer (Connecticut) 06-1440627

Voya Investment Management (UK) Limited
Non-Insurer (United Kingdom)

Voya Investment Management Alternative Assets LLC
Non Insurer (Delaware) 13-4038444

Voya Alternative Asset Management LLC
Non-Insurer (Delaware) 13-3863170

Voya Furman Selz Investments III LLC (*2)
Non-Insurer (Delaware) 13-4127836

Voya Realty Group LLC
Non-Insurer (Delaware) 13-4003969

Voya Pomona Holdings LLC
Non-Insurer (Delaware) 13-4152011

Pomona G. P. Holdings LLC (*3)
Non-Insurer (Delaware) 13-4150600

Pomona Management LLC
Non-Insurer (Delaware) 13-4149700

Voya Alternative Asset Management Ireland Limited
Non-Insurer (Ireland)

Voya Capital, LLC
Non-Insurer (Delaware) 86-1020892

Voya Funds Services, LLC
Non-Insurer (Delaware) 86-1020893

Voya Investments Distributor, LLC
Non-Insurer (Delaware) 03-0485744

Voya Investments, LLC
Non-Insurer (Arizona) 03-0402099

First Lien Loan Program LLC (*4)
Non-Insurer (Delaware) 30-0841155

Senior Secured Unitranche Loan Program LLC (*5)
Non-Insurer (Delaware)

Voya Retirement Insurance and Annuity Company
Insurer (Connecticut) 71-0294708 NAIC 86509

Directed Services LLC
Non-Insurer (Delaware) 14-1984144

Voya Financial Partners, LLC
Non-Insurer (Delaware) 06-1375177

Voya Institutional Trust Company
Non-Insurer (Connecticut) 46-5416028

Voya Insurance and Annuity Company
Insurer (Iowa) 41-0991508 NAIC 80942

ReliaStar Life Insurance Company
Insurer (Minnesota) 41-0451140 NAIC 67105

ReliaStar Life Insurance Company of New York
Insurer (New York) 53-0242530 NAIC 61360

Roaring River, LLC
Insurer (Missouri) 26-3355951 NAIC 13583

Voya Institutional Plan Services, LLC
Non-Insurer (Delaware) 04-3516284

Voya Retirement Advisors, LLC
Non-Insurer (New Jersey) 22-1862786

Australia Retirement Services Holding, LLC
Non-Insurer (Delaware) 26-0037599

ILICA LLC Non-Insurer (Connecticut) 06-1067464	
Voya International Nominee Holdings, Inc. Non-Insurer (Connecticut) 06-0952776	
AII 1, LLC Non-Insurer (Connecticut) No Tax ID	
AII 2, LLC Non-Insurer (Connecticut) No Tax ID	
AII 3, LLC Non-Insurer (Connecticut) No Tax ID	
AII 4, LLC Non-Insurer (Connecticut) No Tax ID	
Voya Insurance Solutions, Inc. Non-Insurer (Connecticut) 06-1465377	
Langhorne I, LLC Non-Insurer (Missouri) 46-1051195 NAIC: 15365	

Security Life Assignment Corp.
Non-Insurer (Colorado) 84-1437826

Security Life of Denver Insurance Company
Insurer (Colorado) 84-0499703 NAIC 68713

Voya America Equities, Inc.
Non-Insurer (Colorado) 84-1251388

Midwestern United Life Insurance Company
Insurer (Indiana) 35-0838945 NAIC 66109

Roaring River IV Holding, LLC
Non-Insurer (Delaware) 46-3607309

Roaring River IV, LLC
Insurer (Missouri) 80-0955075 NAIC 15364

Security Life of Denver International Limited
Insurer (Arizona) 98-0138339 NAIC 15321

Roaring River II, Inc.
Insurer (Arizona) 27-2278894 NAIC 14007

Voya Custom Investments LLC
Non-Insurer (Delaware) 27-2278894

SLD1 Georgia Holdings, Inc.
Non-Insurer (Georgia) 27-1108872

Voya II Custom Investments LLC
Non-Insurer (Delaware) 27-1108872

Rancho Mountain Properties, Inc.
Non-Insurer (Delaware) 27-2987157

IIPS of Florida, LLC
Non-Insurer (Florida)

Voya Financial Products Company, Inc.
Non-Insurer (Delaware) 26-1956344

09/30/17

Page 4

[*1] On March 9, 2015, pursuant to the completion of a registered public offering and a share buyback with Voya Financial, Inc. (collectively, the "March 2015 Transactions"), ING Groep N.V.("ING Group") sold off all of the shares of Voya Financial, Inc. common stock that it owned. ING Group continued to own warrants to purchase up to 26,050,846 shares of Voya Financial, Inc. common stock at an exercise price of $48.75, in each case subject to adjustments. Upon completion of the March 2015 Transactions, ING Group was no longer an affiliate of, or the ultimate controlling person of, the Voya Financial, Inc. holding company system. In June 2017, ING Group sold some of its warrants and continued to own warrants to purchase up to 19,538,134 shares of Voya Financial, Inc. common stock.

[*2] Voya Furman Selz Investments III LLC owned 95.81% by Voya Investment Management Alternative Assets LLC and 4.19% by Third Party Shareholder.

[*3] Pomona G. P. Holdings LLC owned 50% by Voya Pomona Holdings LLC and 50% by Third Party Shareholder.

[*4] First Lien Loan Program LLC controlled 50% by Voya Investment Management LLC and 50% by Third Party Stakeholder (Voya equity ownership of FLLP LLC is less than 15%).

[*5] Senior Secured Unitranche Loan Program LLC management controlled 50% by Voya Investment Management LLC and 50% by Third Party Shareholder (Voya equity ownership of SSULP LLC is less than 15%).

Item 27.   Number of Contract Owners

As of September 30, 2017, there were 486,266 individuals holding interests in variable annuity contracts funded through Variable Annuity Account C of Voya Retirement Insurance and Annuity Company.

Item 28.   Indemnification

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations.

These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, Voya Financial, Inc. maintains Professional Liability and Fidelity bond, Employment Practices liability and Network Security insurance policies issued by an international insurer. The policies cover Voya Financial, Inc. and any company in which Voya Financial, Inc. has a controlling financial interest of 50% or more. The policies cover the funds and assets of the principal underwriter/depositor under the care, custody and control of Voya Financial, Inc. and/or its subsidiaries. The policies provide for the following types of coverage: Errors and Omissions/Professional Liability, Employment Practices liability and Fidelity/Crime (a.k.a. "Financial Institutional Bond") and Network Security (a.k.a. "Cyber/IT").

Section 20 of the Voya Financial Partners, LLC Amended and Restated Limited Liability Company Agreement executed as of June 30, 2016 provides that Voya Financial Partners, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of Voya Financial Partners, LLC, as long as he acted in good faith on behalf of Voya Financial Partners, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.   Principal Underwriter

(a)   In addition to serving as the principal underwriter for the Registrant, Voya Financial Partners, LLC acts as the principal underwriter for Variable Life Account B of Voya Retirement Insurance and Annuity Company (VRIAC), Variable Annuity Account C of VRIAC, Variable Annuity Account I of VRIAC and Variable Annuity Account G of VRIAC (separate accounts of VRIAC registered as unit investment trusts under the 1940 Act). Voya Financial Partners, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b)   The following are the directors and officers of the Principal Underwriter:

Name	Principal Business Address	Positions and Offices with Underwriter
William P. Elmslie	One Orange Way Windsor, CT 06095-4774	Director and Managing Director
Thomas W. Halloran	30 Braintree Hill Office Park Floors 2-4 Braintree, MA 02184	Director
Chetlur S. Ragavan	230 Park Avenue New York, NY 10169	Executive Vice President and Chief Risk Officer
Regina A. Gordon	One Orange Way Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren	One Orange Way Windsor, CT 06095-4774	Chief Financial Officer
Laz Montano	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Information Security Officer
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Jean Weng	230 Park Avenue New York, NY 10169	Senior Vice President and Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Secretary
M. Bishop Bastien	3017 Douglas Boulevard Roseville, CA 95661	Vice President
Debra M. Bell	8055 East Tuft Avenue Suite 710 Denver, CO 80237	Vice President and Assistant Treasurer
Lisa S. Gilarde	One Orange Way Windsor, CT 06095-4774	Vice President
Bernard P. Heffernon	10740 Nall Avenue, Suite 120 Overland Park, KS 66211	Vice President
Mark E. Jackowitz	22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
Carol B. Keen	One Orange Way Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr.	15455 North Dallas Parkway Suite 1250 Addison, TX 75001	Vice President
David J. Linney	2900 North Loop West, Suite 180 Houston, TX 77092	Vice President

Name	Principal Business Address	Positions and Offices with Underwriter
Dawn M. Mazzola	One Orange Way Windsor, CT 06095-4774	Vice President
Michael J. Pise	One Orange Way Windsor, CT 06095-4774	Vice President
Kevin J. Reimer	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Elizabeth L. Schroeder	One Orange Way Windsor, CT 06095-4774	Vice President
Frank W. Snodgrass	9020 Overlook Blvd. Brentwood, TN 37027	Vice President
Angelia M. Lattery	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Tina M. Schultz	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
James D. Ensley	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Terry L. Owens	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer

(c)   Compensation to Principal Underwriter during last fiscal year:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*
Voya Financial Partners, LLC				$51,308,844.30

*   Reflects compensation paid to Voya Financial Partners, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of Voya Retirement Insurance and Annuity Company during 2016.

Item 30.   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by Voya Retirement Insurance and Annuity Company at One Orange Way, Windsor, Connecticut 06095-4774 and at Voya Services Company at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are located at the offices of the Depositor as follows:

> Voya Services Company
> 20 Washington Avenue South
> Minneapolis, MN 55401
>
> Voya Services Company
> 5780 Powers Ferry Road
> Atlanta, GA 30327-4390
>
> Voya Retirement Insurance and Annuity Company
> One Orange Way, C2N
> Windsor, CT 06095-4774
>
> Voya Retirement Insurance and Annuity Company
> Customer Service
> P.O. Box 5049
> Minot, ND 58702-5049

Item 31.   Management Services

Not applicable

Item 32.   Undertakings

Registrant hereby undertakes:

(a)   to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b)   to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c)   to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents that with respect to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), it is relying on and complies with the terms of the SEC Staff's No-Action Letter dated August 30, 2012, with respect to participant acknowledgement of and language concerning withdrawal restrictions applicable to such plans. See ING Life Insurance and Annuity Company; S.E.C. No-Action Letter, 2012 WL 3862169, August 30, 2012.

Except in relation to 403(b) plans subject to ERISA, the Company hereby represents that it is relying on and complies with the provisions of Paragraphs (1) through (4) of the SEC Staff's No-Action Letter dated November 28, 1988, with respect to language concerning withdrawal restrictions applicable to plans established pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended. See American Council of Life Insurance; S.E.C. No-Action Letter, 1988 WL 1235221, November 28, 1988.

Voya Retirement Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Voya Retirement Insurance and Annuity Company.

<center>SIGNATURES</center>

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account C of Voya Retirement Insurance and Annuity Company, has duly caused this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-81216) to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 13th day of October, 2017.


VARIABLE ANNUITY ACCOUNT C OF
VOYA RETIREMENT INSURANCE AND
ANNUITY COMPANY
    (Registrant)

By: VOYA RETIREMENT INSURANCE AND
        ANNUITY COMPANY
        (Depositor)

By: <u>Charles P. Nelson*</u>
        Charles P. Nelson
        President
        (principal executive officer)


As required by the Securities Act of 1933, this Post-Effective Amendment No. 59 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title		Date
<u>Charles P. Nelson*</u> Charles P. Nelson	Director and President (principal executive officer)	)))	
<u>Francis G. O'Neill*</u> Francis G. O'Neill	Senior Vice President and Chief Financial Officer (principal financial officer)	)))	
<u>C. Landon Cobb, Jr.*</u> C. Landon Cobb, Jr.	Senior Vice President and Chief Accounting Officer (principal accounting officer)	)))	October 13, 2017
<u>Carolyn M. Johnson*</u> Carolyn M. Johnson	Director	)))	
<u>Alain M. Karaoglan*</u> Alain M. Karaoglan	Director	)))	
<u>Rodney O. Martin, Jr.*</u> Rodney O. Martin, Jr.	Director	)))	

Chetlur S. Ragavan*	Director	)
Chetlur S. Ragavan		)
		)
Michael S. Smith*	Director	)
Michael S. Smith		)

By: /s/J. Neil McMurdie

     J. Neil McMurdie
     *Attorney-in-Fact

VARIABLE ANNUITY ACCOUNT C
EXHIBIT INDEX

<u>Exhibit No.</u>   <u>Exhibit</u>

24(b)(4.64)   Endorsement E-GMIRSUNY-17 to Contracts G-401-IB(X/M) and
                   G-CDA-IB(XC/SM)
                                                                              _____

24(b)(8.6)   (Retail) Fourth Amendment April 1, 2016 to the Selling and
                   Service Agreement and Fund Participation Agreement dated June
                   27, 2008 by and among Voya Retirement Insurance and Annuity
                   Company, Voya Institutional Plan Services, LLC, Voya Financial
                   Partners, LLC, American Beacon Advisors, Inc. and Foreside Fund
                   Services, LLC and amended on February 9, 2009, July 14, 2009
                   and January 25, 2010
                                                                              _____

24(b)(8.7)   (Retail) Fifth Amendment September 28, 2017 to the Selling and
                   Service Agreement and Fund Participation Agreement dated June
                   27, 2008 by and among Voya Retirement Insurance and Annuity
                   Company, Voya Institutional Plan Services, LLC, Voya Financial
                   Partners, LLC, American Beacon Advisors, Inc. and Foreside Fund
                   Services, LLC and amended on February 9, 2009, July 14, 2009,
                   January 25, 2010 and April 1, 2016
                                                                              _____

24(b)(8.12)   (Retail) Fifth Amendment dated April 1, 2017 to the Fund
                   Participation Agreement dated July 1, 2000 by and among Voya
                   Retirement Insurance and Annuity Company, American Century
                   Investment Services, Inc. and American Century Services, LLC as
                   amended on November 7, 2003, October 1, 2004, April 1, 2007 and
                   July 1, 2013
                                                                              _____

24(b)(8.92)   (Retail) Seventh Amendment dated as of April 1, 2017 to the Fund
                   Participation Agreement dated as of September 21, 2000 by and
                   between Voya Retirement Insurance and Annuity Company,
                   ReliaStar Life Insurance and Annuity Company, ReliaStar Life
                   Insurance Company of New York, Pioneer Investment
                   Management, Inc. and Pioneer Funds Distributor, Inc. and amended
                   on April 1, 2003, August 5, 2003, May 1, 2004, March 1, 2008,
                   September 17, 2010 and March 1, 2013
                                                                              _____

24(b)(9)   Opinion and Consent of Counsel
                                                                              _____

24(b)(10)   Consent of Independent Registered Public Accounting Firm
                                                                              _____

24(b)(13)   Powers of Attorney
                                                                              _____